

Mail Stop 4631

January 23, 2017

<u>Via E-mail</u>
Mr. Keith Helming
Chief Financial Officer
65 St. Stephen's Green
Dublin 2, Ireland

   Re: AerCap Holdings N.V.
     Form 20-F for the Year Ended December 31, 2015
     Filed March 23, 2016
     Form 6-K
     Filed November 8, 2016
     Response dated January 6, 2017
     File No. 1-33159

Dear Mr. Helming:

   We have reviewed your response letter dated January 6, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K Filed November 8, 2016</u>

<u>Non-GAAP Measures, page 70</u>

<u>Adjusted Net Income, page 70</u>

1. We note your response to comment 2 of our letter dated December 6, 2016. We continue to believe that your inclusion of the adjustment for maintenance rights related expenses in arriving at adjusted net income is inconsistent with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 regarding

tailored recognition and measurement methods. In this regard, please remove this adjustment from your determination of adjusted net income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction